FIRST FOUNDATION INC.

18101 Von Karman Avenue, Suite 700

Irvine, California 92612

(949) 202-4160

April 23, 2014

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:	Kathryn McHale, Senior Staff Attorney

Re:	First Foundation Inc. (File No. 000-55090): Amendment No. 1 to Registration Statement on Form 10 Filed December 10, 2013
Company Responses to SEC Staff Comment Letter dated December 20, 2013

Ladies and Gentlemen:

Set forth in the attachment to this letter is the response of First Foundation Inc (the “Company” or “we” or “us”) to the comment of the Staff of the Securities and Exchange Commission contained in its letter dated December 20, 2013 with respect to Amendment No. 1 to Company’s Registration Statement on Form 10, filed with the Commission on December 10, 2013.

If you have any questions or would like to discuss the response with us, please do not hesitate to call me at (949) 202-4160, or our counsel, Ben A. Frydman, at (949) 725-4150.

Sincerely,

/s/ JOHN MICHEL
John Michel Executive Vice President & Chief Financial Officer

cc: Josh Samples

RESPONSE OF FIRST FOUNDATION INC. (FILE NO. 000-55090)

TO THE COMMENT OF THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION

ON AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM 10

FILED WITH THE COMMISSION ON DECEMBER 10, 2013

Set forth below is the response of First Foundation Inc. (the “Company”, “we”, “our” or “us”) to the comment of the Staff of the Securities and Exchange Commission (the “Commission”), contained in its letter dated December 20, 2013 (the “Comment Letter”) on Amendment No. 1 to our Registration Statement on Form 10 that we filed with the Commission on December 10, 2013 (our “Amended Form 10”).

Amended Registration Statement on Form 10

Our business, pages 4 and 5

1.	WE NOTE YOUR RESPONSE TO COMMENT 3 OF OUR LETTER DATED NOVEMBER 13, 2013; HOWEVER, THE REVISED DISCLOSURE DOES NOT PRESENT A CLEAR UNDERSTANDING OF YOUR UNDERWRITING STANDARDS OR THE SPECIFIC PRODUCTS YOU OFFER. PLEASE INCLUDE MORE DETAILED DISCLOSURE INCLUDING LOAN TO VALUE RATIOS, WHETHER YOU HAVE ANY UNDERWRITING CRITERIA SUCH AS A MINIMUM CREDIT SCORE OR DEBT TO INCOME RATIO, AND WHETHER YOU ORIGINATE SUB-PRIME LOANS. PLEASE NOTE ANY OTHER LOAN PRODUCTS YOU OFFER IN ADDITION TO THE 3 AND 7 YEAR ADJUSTABLE RATE LOANS AND PROVIDE THE PERCENTAGE BREAK-DOWN BETWEEN DIFFERENT PRODUCTS.

Company Response:

The descriptions of each of the types of loans we make that are contained on pages 4 and 5 of our Amended Form 10, include disclosures regarding the different criteria, by loan type, that we consider in our loan underwriting process. Additionally, a table setting forth the respective amounts of loans outstanding, by loan type, is contained on page 47 of our Amended Form 10. In order to more fully address the above comment, in all of our future filings with the Commission that contain disclosures regarding the types of loans we make and the criteria we use in underwriting such loans, we also will include the following or a substantially similar disclosure, subject to such changes as may be required therein due to any changes in the types of loans we make or in our loan underwriting process in the future:

“For all of our loan offerings, we utilize a comprehensive approach in our underwriting process. This includes the requirement that all factors considered in our underwriting be appropriately documented. In our underwriting, our primary focus is always on the borrower’s ability to repay. However, because our underwriting process allows us to view the totality of the borrower’s capacity to repay, concerns or issues in one area can be compensated for by other favorable financial criteria. This personalized and detailed approach allows us to better understand and meet our clients’ lending needs.”

We included such a disclosure on page 5 of our Annual Report on Form 10-K for the year ended December 31, 2013, which we filed with the Commission on March 25, 2014.

Acknowledgements

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act and the Securities Act of 1933, as amended.

Also, it is our understanding, based on Comment No. 1 in the Staff’s comment letter dated November 13, 2013, that our Form 10 Registration Statement became automatically effective on December 16, 2013, which was the 60th day following the filing date of our Form 10 Registration Statement. Consequently, we will not be requesting acceleration of the effective date of our Form 10 Registration Statement.